Erik J. Lichter
Vice President and Associate General Counsel
7035 Ridge Road	Direct Dial: 410-694-5758
Hanover, Maryland 21076	Fax: 410-865-8001
www.ciena.com	E-mail: elichter@ciena.com

February 27, 2015

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington, DC 20549

Re:	Ciena Corporation
Form 10-K for Fiscal Year Ended October 31, 2014
and Documents Incorporated by Reference
Filed December 19, 2014
File No. 001-36250

Dear Mr. Spirgel,

We are in receipt of the Staff’s comment letter dated February 13, 2015, with respect to the above referenced Form 10-K for the fiscal year ended October 31, 2014 filed by Ciena Corporation. As discussed by our counsel at Hogan Lovells US LLP and Robert Shapiro on February 26, 2015, we are writing to confirm that we will respond to the comment letter by Friday, March 13, 2015.

If you have any questions concerning this letter or if you would like any additional information please do not hesitate to call me at (410) 694-5758.

Very truly yours,

/s/ Erik J. Lichter
Erik J. Lichter
Vice President and Associate General Counsel

cc:    Robert Littlepage, Accounting Branch Chief
Jospeph Kempf, Senior Staff Accountant
Robert Shapiro, Staff Accountant
James E. Moylan, Jr., Sr. Vice President and Chief Financial Officer
David M. Rothenstein, Sr. Vice President, General Counsel
Andrew C. Petrik, Vice President and Controller
Michael J. Silver, Hogan Lovells US LLP
William I. Intner, Hogan Lovells US LLP
Richard Greenwood, PricewaterhouseCoopers LLP